SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the twelve months ended December 31, 2001
and the twelve months ended December 31, 2000
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
(Full title of plan)

NEW JERSEY RESOURCES CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1415 Wyckoff Road
Wall, New Jersey 07719
(address of principal office)

NJ RESOURCES

EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 and 2000

PREPARED FOR FILING AS PART OF THE ANNUAL RETURN-REPORT OF AN EMPLOYEE BENEFIT PLAN (FORM 5500)

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, New Jersey 07054-0319

Tel: (973) 683 7000
Fax: (973) 683 7459
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Benefits Administration Committee
New Jersey Resources Corporation:

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Deloitte & Touche LLP

June 11, 2002
Parsippany, New Jersey

Deloitte
Touche
Tohmatsu

INDEX

Schedules required under the Employee Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS (AT FAIR VALUE):		
Cash and Cash Equivalents	$ (19)	$ 170,879
Stable Portfolio Group Trust	6,637,565	4,648,231
Evergreen Short-Term Duration Income Fund	834,208	582,208
Diversified Bond Group Trust	843,823	216,909
Fidelity Puritan Fund	3,437,864	3,224,787
Enhanced Stock Market Fund	5,129,430	6,122,699
Vanguard Windsor II Fund	3,616,339	3,223,391
MFS Massachusetts Investors Growth Stock Fund	453,888	676,056
Credit Suisse Warburg Pincus Int. Equity Fund	1,072,319	1,540,325
Janus Worldwide Fund	1,913,915	2,993,279
Nicholas II Fund	-	14
Franklin Small Cap Growth Fund	366,400	280,529
Invesco Dynamics	514,495	769,059
NJR Common Stock Fund 401(k)	1,993,741	1,674,691
NJR Common Stock ESOP	22,154,652	21,207,034
Employee Loans Receivable	1,062,173	916,213
Total investments	50,030,793	48,246,304
EMPLOYEE CONTRIBUTIONS RECEIVABLE	101,024	102,534
EMPLOYER CONTRIBUTION RECEIVABLE	26,310	21,885
NET ASSETS AVAILABLE FOR BENEFITS	$50,158,127	$48,370,723

See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income	$ 1,007,317	$ 1,009,844
Net appreciation in fair value of investments	257,837	717,133
Employer contributions	770,739	681,088
Employee contributions	2,874,582	2,695,799
Employee rollover contributions	78,704	32,019
Total additions	4,989,179	5,135,883
DEDUCTIONS:		
Participant distributions	3,104,477	3,651,027
Operating expenses	97,298	130,453
Total deductions	3,201,775	3,781,480
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,787,404	1,354,403
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	48,370,723	47,016,320
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$50,158,127	$48,370,723

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

On October 1, 1996, New Jersey Resources Corporation (the Company), merged the Employees' Retirement Savings Plan into the Employee Stock Ownership Plan II (ESOP II). The ESOP II has been renamed the New Jersey Resources Corporation Employees' Retirement Savings Plan (Plan).

The Plan is administered through a Benefits Administration Committee (Committee) appointed by the Company's Board of Directors and complies with the provisions of the Employee Retirement Income Security Act of 1974.

The Plan has two components as described below:

Savings Component (Savings)

The Savings component is represented by deferred contributions, after-tax contributions and employer matching contributions.

All employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Under the Savings component, eligible employees may make contributions to the Plan of between 1% and 16% of base compensation and, of this amount, the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. Effective July 1, 2001 the maximum amount employees can contribute to the plan was increased to 20% of base compensation, except for the Home Services Affiliate whose maximum did not change. The Company contributes an amount equal to 50% of non-union participants' contributions and effective July 1, 2001, up to 50% of union participants' contributions of the first 6% of base compensation, subject to certain exceptions as described in the Plan. The participants' contributions are fully vested at all times. The Company's contributions vest on the basis of participation in the Plan ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Regardless of the years of plan participation, an employee will be 100% vested upon completion of five years of service.

Effective October 1, 2000, certain employees of the Home Services Subsidiary who are not covered by the defined benefit plan and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is invested in the Stable Fund, which can not be reallocated to other investments and is not eligible for employee loans. No contributions have been made by the Company as of December 31, 2001.

All contributions by employees are made through payroll deductions. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

The allocations of the Trust Fund to the participants' accounts are determined by the Trustee on the basis of market values as of each valuation date. The accounts as of the preceding valuation date are adjusted so as to reflect the effect of income collected or accrued, realized and unrealized profits and losses, distributions, withdrawals, contributions, and all other transactions since such preceding valuation date.

The Plan may loan to a participant an amount which shall not exceed the lesser of 50% of the value of the vested portion of such participant's account or $50,000. Any participant loan must be for a principal amount of $1,000 or more and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years.

A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A., formerly First Union National Bank of North Carolina, plus 1% or such other rate as is prescribed by the Benefits Administration Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

Employee Stock Ownership Plan Component (ESOP)

Effective October 1, 1994 investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Trust in Company Stock. Until September 30, 1994 all employees of the Company and its subsidiaries who had attained age 21 and completed one year of service were eligible to participate. All participants' respective shares of Company Stock are 100% vested.

Distributions to ESOP participants may be made only in the case of separation of service or attainment of age 55 and completed at least 10 years of participation, and shall be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. The following amount related to the ESOP were included in investment income and net appreciation in fair value of investments for the year ended December 31:

	2001	2000
Investment Income	917,060	930,079
Net appreciation	1,869,835	2,096,786

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments - The value of the Trust Fund shall be determined by the Trustee on the basis of quoted market values as of each Valuation Date (each day that the financial markets are open). The Accounts as of the preceding Valuation Date shall be adjusted so as to reflect the effect of income collected or accrued, realized and unrealized profits and losses, distributions, withdrawals, contributions, and all other transactions since such preceding Valuation Date. The value of each of the Accounts as of any Valuation Date shall be its share of the value of the Trust Fund as of the preceding Valuation Date as so adjusted.

Dividend Income - Dividend income is recorded on the ex-dividend date. Effective October 1, 1995 dividends are distributed to the ESOP and NJR Common Stock fund participants.

Expenses of Plan - The Company pays certain administrative expenses of the Plan and fees and retainers of the Trustee, consultants, auditors and counsel. Fund operating expenses are paid by the participants of the plan.

Other - Accounts are maintained on the accrual basis.

3. INVESTMENTS

Participants can elect to have their contributions invested in one or more of the following thirteen investment funds. Investments in the loan fund occur when Participants elect to borrow Participants can also reallocate their account balances on a daily basis.

Stable Portfolio Group Trust - The fund's objective is to provide rates of return greater than three-month debt instruments and, in some environments, be competitive with one-to-three year Treasury obligations.

Evergreen Short-Duration Income Fund - The fund invests in U.S. Government and Agency obligations, corporate bonds, cash equivalents and other instruments in short to intermediate term maturities.

Diversified Bond Group Trust - The fund is comprised of primarily U.S. Government and Agency bonds, mortgage-backed securities, corporate bonds and money market instruments.

Fidelity Puritan Fund - The fund seeks to obtain as much high income as possible, consistent with the preservation of capital, by investing in a broadly diversified portfolio of high-yielding equity and debt securities, including domestic and foreign common stock, preferred stocks and bonds.

Enhanced Stock Market Fund - The fund's objective is to provide a total rate of return equal to or exceeding that of the Standard and Poor's 500 ("S&P 500") Index each calendar year.

Vanguard Windsor II Fund - The fund's objective is to provide long-term growth of capital and income. As a secondary objective, the Fund seeks a reasonable level of current income. It is a value-oriented growth and income fund seeking investment opportunities primarily in common stocks that are out of favor or undervalued.

MFS Massachusetts Investors Growth Stock Fund - This fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stock or convertibles issued by companies exhibiting above-average prospects for long-term growth.

Credit Suisse Warburg Pincus International Equity Fund - The fund pursues its investment objective by investing in the securities of financially strong companies with opportunities for growth within rapidly changing international economies and markets through increased earnings power and improved utilization or recognition of assets.

Janus Worldwide Fund - The fund seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The Fund is permitted to invest in companies on a worldwide basis, regardless of country of organization or place of principal business activity.

Franklin Small Cap Growth Fund – The fund invests primarily in stocks of companies with market capitalization of less than $1 billion that the managers believe are positioned for rapid growth.

Invesco Dynamics Fund – This fund analyzes rapidly growing companies, traded primarily on national exchanges and over-the-counter. Using a "bottom-up" selection process, the fund looks for interesting individual securities, then critically evaluates how they might do in the broader, long-term economic picture.

NJR Common Stock Fund 401(k) - invests in the common stock of the Company.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 10, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan Administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

5. TERMINATION

If the Plan is terminated, no further contributions shall be made, and the accounts of each participant shall be applied for his or her benefit either by payment in cash or in kind, or by the continuation of the Trust Fund in accordance with the Trust Agreement and the provisions of the Plan as though the Plan were otherwise in full force and effect. Distributions shall be made in lump sum payments.

6. DISTRIBUTIONS PAYABLE TO PARTICIPANTS

As of December 31, 2001 and 2000, there were no benefits due to participants who had withdrawn from the Plan.

7. FINANCIAL STATEMENTS/FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 was presented on the cash basis, as the result of a daily accounting format used by the trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Net assets available for benefits per the financial statements	**$50,158,127**	**$48,370,723**
Less: Amounts due from participants per the financial Statements	**(101,024)**	**(102,534)**
Less: Amounts due from employer per the financial Statements	**(26,310)**	**(21,885)**
Net assets available for benefits per the Form 5500	**$50,030,793**	**$48,246,304**

	For the Year ended: December 31, 2001
Contributions received from participants per the financial statements	**$2,874,582**
Less: Contributions receivable from participants per the financial statements, December 31, 2001	**(101,024)**
Add: Contributions receivable from participants per the financial statements, December 31, 2000	**102,534**
Contributions received from participants per the 5500	**$2,876,092**

	For the Year Ended: December 31, 2001
Contributions received from employer per the financial statements	$ 770,739
Less: Contributions receivable from employer per the financial statements, December 31, 2001	(26,310)
Add: Contributions receivable from participants per the financial statements, December 31, 2000	21,885
Contributions received from employer per the 5500	$766,314

8. SIGNIFICANT INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
NJR Common Stock ESOP/401K	$ 24,148,393	$ 22,881,725
Stable Portfolio Group Trust	6,637,565	4,648,231
Enhanced Stock Market Fund	5,129,431	6,122,699
Vanguard Windsor II Fund	3,616,339	3,223,391
Fidelity Puritan Fund	3,437,864	3,224,787
Janus Worldwide Fund	1,913,915	2,993,279

9. RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was later amended by SFAS No. 138. Among other provisions, it requires that entities, including employee benefit plans, recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting treatment. Effective January 1, 2001, the Plan adopted this statement. Upon adoption, SFAS No. 133 had no impact on the Plan 's financial position or results of operations.

10. PARTY-IN-INTEREST TRANSACTIONS

For the years ended December 31, 2001 and 2000 the plan's ESOP and 401K funds had investments of the company stock representing 1,498,237 shares or $24,148,393 and 1,548,073 shares or $22,881,725, respectfully. Certain plan investments are shares of mutual funds managed by the trustee. Wachovia Bank N.A., formerly First Union National Bank, is the Plan Trustee and certain plan assets are invested in First Union Mutual Funds, therefore, First Union is a party in interest. Fees paid by the plan to the trustee amounted to $97,298 and $130,453 for the years ended December 31, 2001 and 2000, respectfully.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION , EIN 22-2376465
SCHEDULE H, 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FOR PLAN YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	COST	MARKET
Stable Portfolio Group Trust	$ 5,887,990.46	$ 6,637,565.36
Diversified Bond Group Trust	$ 795,581.47	$ 843,823.01
Enhanced Stock Mkt Fund	$ 5,115,754.33	$ 5,129,430.38
Franklin Templeton Small Cap Growth Fund	$ 411,757.31	$ 366,399.91
Invesco Dynamics Fund	$ 689,955.20	$ 514,494.95
Janus Worldwide Fund	$ 2,473,845.30	$ 1,913,915.16
Massachusetts Investors Growth Fund Class A	$ 601,124.80	$ 453,887.73
Vanguard Windsor II Fund	$ 3,346,866.35	$ 3,616,339.05
Credit Suisse Int'l Equity Fund	$ 1,371,178.66	$ 1,072,318.61
Evergreen Short Duration Fund	$ 751,814.28	$ 834,207.58
Daily NJR Stock ESOP	$ 13,355,352.65	$ 22,154,652.23
NJR Stock 401(k) Fund	$ 1,611,110.84	$ 1,993,740.74
Fidelity Puritan Fund	$ 2,791,763.51	$ 3,437,864.08
Participant Loans (5.75% - 10.5%)	$ 1,062,172.53	$ 1,062,172.53

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, New Jersey 07054-0319

Tel: (973) 683 7000
Fax: (973) 683 7459
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-52409 and 33-57711 of New Jersey Resources Corporation on Forms S-8 and S-3, respectively, of our report dated June 11, 2002, appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees' Retirement Savings Plan for the year ended December 31, 2001.

June 28, 2002

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2001

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) [ ] a multiemployer plan; (2) [X] a single-employer plan (other than a multiple-employer plan); (3) [ ] a multiple-employer plan; or (4) [ ] a DFE (specify) ______

B This return/report is: (1) [ ] the first return/report filed for the plan; (2) [ ] an amended return/report; (3) [ ] the final return/report filed for the plan; (4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [X]

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ [ ]

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

1b Three-digit plan number (PN) ▶ 005

1c Effective date of plan (mo., day, yr.) 10/01/1984

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
NEW JERSEY RESOURCES CORPORATION
1415 WYCKOFF ROAD
WALL NJ 07719

2b Employer Identification Number (EIN) 22-2376465

2c Sponsor's telephone number 732-938-1480

2d Business code (see instructions) 523900

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date	Typed or printed name of individual signing as plan administrator
[signature]	June 28, 2002	Hugo C. Bottino

Signature of employer/plan sponsor/DFE	Date	Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable
[signature]	June 28, 2002	Glenn C. Lockwood

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN **3c** Administrator's telephone number
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below: **a** Sponsor's name	**b** EIN **c** PN
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN **c** Telephone number

6	Total number of participants at the beginning of the plan year	**6**	825
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	791
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	74
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	865
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	1
f	Total. Add lines **7d** and **7e**	**7f**	866
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	796
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	9
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	14

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J 2K 2I 2O

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	**(1)** [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	**(2)** [ ] Code section 412(i) insurance contracts
(3) [X] Trust	**(3)** [X] Trust
(4) [ ] General assets of the sponsor	**(4)** [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [X] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ______ **A** (Insurance Information)
- **(4)** [X] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)

c Fringe Benefit Schedule

- [ ] **F** (Fringe Benefit Plan Annual Information)

SCHEDULE C (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2001
This Form is Open to Public Inspection

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 NEW JERSEY RESOURCES CORPORATION	**D** Employer Identification Number 22-2376465

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: **1** 0

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
		Contract Administrator

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
			12

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
WACHOVIA BANK, N.A.	22-1147033	TRUSTEE

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
		97300	26

WACHO\ ________ BANK

Official Use Only

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

Official Use Only

Part II Termination Information on Accountants and Enrolled Actuaries (see instructions)

(a) Name______ **(b)** EIN______

(c) Position______

(d) Address______

(e) Telephone No.______

Explanation:______

(a) Name______ **(b)** EIN______

(c) Position______

(d) Address______

(e) Telephone No.______

Explanation:______

(a) Name______ **(b)** EIN______

(c) Position______

(d) Address______

(e) Telephone No.______

Explanation:______

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection

For calendar plan year 2001 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN

B Three-digit plan number ▶ 005

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
NEW JERSEY RESOURCES CORPORATION

D Employer Identification Number
22-2376465

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE PORTFOLIO GROUP TRUST

(b) Name of sponsor of entity listed in **(a)** FIRST UNION NATIONAL BANK

(c) EIN-PN 54-6179708-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 6,637,565

(a) Name of MTIA, CCT, PSA, or 103-12IE ENHANCED STOCK MARKET

(b) Name of sponsor of entity listed in **(a)** FIRST UNION NATIONAL BANK

(c) EIN-PN 56-6288528-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5,129,430

(a) Name of MTIA, CCT, PSA, or 103-12IE DIVERSIFIED BOND GROUP TRUST

(b) Name of sponsor of entity listed in **(a)** FIRST UNION NATIONAL BANK

(c) EIN-PN 54-6113592-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 843823

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE PORTFOLIO GROUP TRUST II

(b) Name of sponsor of entity listed in **(a)** FIRST UNION NATIONAL BANK

(c) EIN-PN 56-6440205-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ENHANCED STOCK MARKET II

(b) Name of sponsor of entity listed in (a) FIRST UNION NATIONAL BANK

(c) EIN-PN 56-6440200-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE DIVERSIFIED BOND GROUP TRUST II

(b) Name of sponsor of entity listed in (a) FIRST UNION NATIONAL BANK

(c) EIN-PN 56-6440203-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE ENHANCED STOCK MARKET V

(b) Name of sponsor of entity listed in (a) FIRST UNION NATIONAL BANK

(c) EIN-PN 56-6559630-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

[redacted]

Official Use Only

Part II **Information on Participating Plans (to be completed by DFEs)**

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

Official Use Only

SCHEDULE E (Form 5500)

Department of the Treasury
Internal Revenue Service

ESOP Annual Information

Under Section 6047(e) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 or 5500-EZ.**

OMB No. 1210-0110

2001

This Form is NOT Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ NEW JERSEY RESOURCES CORPORATION	**D** Employer Identification Number 22-2376465

	Question	Yes	No
1a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?		X
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan year ends?	X	
	If both line1a and line1b are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.		
2	What is the total value of the ESOP assets? ▶ 22,154,652		
3	If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? ▶		
4	If unallocated employer securities were released from a loan suspense account, indicate below the methods used:		
a	☐ Principal and interest (Excise Tax Regulations section 54.4975-7(b)(8)(i));		
b	☐ Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii));		
c	☐ Other (attach an explanation)		
5	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction		X
	If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 6 through 11, otherwise skip to line 12.		
6a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		
b	If line 6a is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
7	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?		
8a	What was the date of the securities acquisition loan? ▶ ____ month day year		

Official Use Only

		Yes	No
8b	At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation?		
c	If line **8b** is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.)		
d	If line **8c** is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ▶ ______		
9	What was the amount of interest paid on the securities acquisition loan? ▶ ______		
10a	Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)?		
b	If line **10a** is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities?		
11a	Were any of the ESOP's securities acquisition loans refinanced during this reporting period?		
b	If line **11a** is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996?		
	If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 12 through 15, otherwise skip to line 16.		
12a	Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316?		X
b	Is the amount paid a dividend under applicable state law?	X	
13	If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid?		
14	If the answer to line 13 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989?		
15	Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)?		X

Official Use Only

16 Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan (1) allocated stock	(f) Dividends used to repay exempt loan (2) unallocated stock
COMMON	C	Y	0.44	$ 917060	$ 0	$ 0
				$	$	$
				$	$	$
Totals of dividends reported on lines 16(e) and (f) for all classes of stock(including any reported on attachments, see instructions) ▶				$ 917060	$ 0	$ 0

* If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

** Dividend rate paid for each class of stock during the plan year.

*** Dividends paid directly to or distributed to participants.

SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2001
This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 NEW JERSEY RESOURCES CORPORATION	**D Employer Identification Number** 22-2376465

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	**a**	170879	-19
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	**b(1)**		
(2) Participant contributions	**b(2)**		
(3) Other	**b(3)**		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	**c(1)**		
(2) U.S. Government securities	**c(2)**		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	**c(3)(A)**		
(B) All other	**c(3)(B)**		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	**c(4)(A)**		
(B) Common	**c(4)(B)**		
(5) Partnership/joint venture interests	**c(5)**		
(6) Real estate (other than employer real property)	**c(6)**		
(7) Loans (other than to participants)	**c(7)**		
(8) Participant loans	**c(8)**	916213	1,062,173
(9) Value of interest in common/collective trusts	**c(9)**	10,987,839	12,610,819
(10) Value of interest in pooled separate accounts	**c(10)**		
(11) Value of interest in master trust investment accounts	**c(11)**		
(12) Value of interest in 103-12 investment entities	**c(12)**		
(13) Value of interest in registered investment companies (e.g., mutual funds)	**c(13)**	13,289,648	12,209,427
(14) Value of funds held in insurance co. general account (unallocated contracts)	**c(14)**		
(15) Other	**c(15)**		

Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	22,881,725	24,148,393
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	48,246,304	50,030,793
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	48,246,304	50,030,793

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	766314	
(B) Participants	a(1)(B)	2,876,092	
(C) Others (including rollovers)	a(1)(C)	78704	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		3,721,110
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	90306	
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		90306
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	917046	
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		917046
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	1,638,911	
(B) Aggregate carrying amount (see instructions)	b(4)(B)	1,725,450	
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		-86539

Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	2,083,689	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		2,083,689
(6) Net investment gain (loss) from common/collective trusts	b(6)		-328492
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		-1,428,230
c Other income	c		17427
d Total income. Add all **income** amounts in column (b) and enter total	d		4,986,317
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	3,104,528	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		3,104,528
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	97300	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		97300
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		3,201,828
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		1,784,489
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b **Not attached** because: (1) [ ] the Form 5500 is filed for a CCT, PSA or MTIA.

(2) [ ] the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) [ ]

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

DELOITTE & TOUCHE, LLP 13-3891517

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (see instructions)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		35,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).
Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).
▸ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

WACHOVIA BANK, N.A.

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1525 WEST W.T. HARRIS BLVD., 3C5

c City or town, state, and ZIP code

CHARLOTTE NC 28288-0646

2a Name of trust
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

b Trust's employer identification number 21-0621680

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . [X] Yes [ ] No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . . . ▸ 22-2376465

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▸ Judy G. Osborne, CPA Date ▸ 6/14/02

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v4.1 **Schedule P (Form 5500) 2001**

WACHOVIA BANK, N.A., F/K/A FIRST UNION NATIONAL BANK

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN

B Three-digit plan number ▶ 005

C Plan sponsor's name as shown on line 2a of Form 5500
NEW JERSEY RESOURCES CORPORATION

D **Employer Identification Number**
22-2376465

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 56-1354495 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver. . . . . . ▶ Month______ Day______ Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions). . . . . . ☐ Yes ☐ No

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2001

This Form is NOT Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 NEW JERSEY RESOURCES CORPORATION	**D** Employer Identification Number 22-2376465

1a [X] Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶ [signature]

Phone number of plan administrator ▶ 732-938-1480 Date ▶ June 28, 2002

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number

Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 NEW JERSEY RESOURCES CORPORATION	**D** Employer Identification Number 22-2376465

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is____________.

b The number of such QSLOBs that have employees benefiting under this plan is____________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1).)	**c(3)**	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ______________ **d** %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☐ the ratio percentage test **(2)** ☐ average benefit test

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION , EIN 22-2376465
SCHEDULE H, 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FOR PLAN YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	COST	MARKET
Stable Portfolio Group Trust	$ 5,887,990.46	$ 6,637,565.36
Diversified Bond Group Trust	$ 795,581.47	$ 843,823.01
Enhanced Stock Mkt Fund	$ 5,115,754.33	$ 5,129,430.38
Franklin Templeton Small Cap Growth Fund	$ 411,757.31	$ 366,399.91
Invesco Dynamics Fund	$ 689,955.20	$ 514,494.95
Janus Worldwide Fund	$ 2,473,845.30	$ 1,913,915.16
Massachusetts Investors Growth Fund Class A	$ 601,124.80	$ 453,887.73
Vanguard Windsor II Fund	$ 3,346,866.35	$ 3,616,339.05
Credit Suisse Int'l Equity Fund	$ 1,371,178.66	$ 1,072,318.61
Evergreen Short Duration Fund	$ 751,814.28	$ 834,207.58
Daily NJR Stock ESOP	$ 13,355,352.65	$ 22,154,652.23
NJR Stock 401(k) Fund	$ 1,611,110.84	$ 1,993,740.74
Fidelity Puritan Fund	$ 2,791,763.51	$ 3,437,864.08
Participant Loans (5.75% - 10.5%)	$ 1,062,172.53	$ 1,062,172.53

New Jersey Resources Corporation Employees' Retirement Savings Plan, 005
New Jersey Resources Corporation, 22-2376465
ATTACHMENT TO SCHEDULE SSA, ITEM 4
December 31, 2001

(a) Entry Code	(b) Social Security Number	(c) Name of Participant	Enter code for nature and form of benefit		Amount of vested benefit			(i) Previous sponsor's employer identification number	(j) Previous plan number
						Defined contribution plan			
			(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan--periodic payment	(g) Units or shares	(h) Total value of account		
A	137-34-6908	BARRY, DAVID J	A	A			109,959.46		
A	148-42-3802	BOYD, ELIZABETH J	A	A			44,737.27		
A	155-30-2761	COOK, ROBERT N	A	A			127,052.14		
A	144-50-1890	HAYES, DENISE M	A	A			47,200.30		
A	145-60-2253	HEUTELE, PATRICIA M	A	A			57,675.14		
A	360-56-8447	HOBBS, DEBORAH A	A	A			304.54		
A	148-28-2099	KLINGER, JOHN B	A	A			281,124.57		
A	142-60-5169	MACDOUGALL, JOSEPH A	A	A			7,911.38		
A	145-68-7239	MAHON, ALLISON L	A	A			16,168.57		
A	156-70-4641	MCGRATH, MARYELLEN	A	A			11,936.03		
A	151-66-8236	PAGE, MICHELLE A	A	A			6,694.21		
A	147-38-8633	SAWICKI JR, EDWARD J	A	A			140,857.41		
A	142-52-9459	VERNON, LISA R	A	A			6,927.56		
A	157-28-3555	VOORHEES, HARRY L	A	A			101,707.17		
D	150-24-4714	SMITH, LEONARD H							
D	142-52-8552	STULB, KIMBERLY J							
D	158-30-2262	SHOWERS, WESLEY							